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                               AroundCampus, Inc.
                        1000 Conshohocken Road, 4th Floor
                             Conshohocken, PA 19428



                                  July 12, 2000


Via Federal Express
-------------------

Division of Corporation Finance
U. S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Re:  U.Link, Inc. (n/k/a AroundCampus, Inc.)
     File Number:  333-85129

To whom it may concern:

I hereby request that you withdraw the Form SB-2 filed on August 13, 1999 for U.Link, Inc., now known as AroundCampus, Inc.


                              Sincerely,



                              John S. Rafanello, President

cc:  Michael D. Harris, Esquire
     Asher S. Levitsky, Esquire